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April 22, 2011

Securities and Exchange Commission
100 F Street N.E.,
Washington, DC 20549-1004

ATTN: Document Control -- EDGAR

Re:  RIVERSOURCE LIFE INSURANCE COMPANY  ("DEPOSITOR")
       ON BEHALF OF RIVERSOURCE MVA ACCOUNT ("REGISTRANT") POST-EFFECTIVE AMENDMENT NO. 6 ON FORM S-1 ("AMENDMENT NO. 6") FILE NO. 333-139776
          RiverSource(R) AccessChoice Select Variable Annuity RiverSource(R) Builder Select Variable Annuity RiverSource(R) Endeavor Select Variable Annuity RiverSource(R) FlexChoice Select Variable Annuity RiverSource(R) FlexChoice Variable Annuity
          RiverSource(R) Galaxy Premier Variable Annuity RiverSource(R) Innovations Select Variable Annuity RiverSource(R) Innovations Variable Annuity
          RiverSource(R) Innovations Classic Select Variable Annuity RiverSource(R) Innovations Classic Variable Annuity RiverSource(R) New Solutions Variable Annuity RiverSource(R) Pinnacle Variable Annuity
          RiverSource(R) Signature Select Variable Annuity RiverSource(R) SignatureVariable Annuity
          RiverSource(R) Signature One Select Variable Annuity RiverSource(R) Signature One Variable Annuity
          Evergreen Pathways(SM) Select Variable Annuity
          Evergreen Pathways(SM) Variable Annuity
          Evergreen New Solutions Select Variable Annuity
          Evergreen New Solutions Variable Annuity
          Wells Fargo Advantage(R) Select Variable Annuity
          Wells Fargo Advantage(R) Variable Annuity
          Wells Fargo Advantage(R) Builder Variable Annuity
          Wells Fargo Advantage Choice(SM) Select Variable Annuity Wells Fargo Advantage Choice(SM) Variable Annuity

Dear Commissioners:

Depositor has filed its Amendment No. 6 on Form S-1 on or about April 23, 2010. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on April 29, 2011.

Yours truly,

RiverSource Distributors, Inc.

By: /s/ Bruce H. Saul
    ------------------------------
    Bruce H. Saul
    Chief Counsel
    RiverSource Distributors, Inc.